UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alliance One International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

018772103 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 018772103	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON

Mark W. Kehaya
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,254,524
6. SHARED VOTING POWER

3,540,223
7. SOLE DISPOSITIVE POWER

1,254,524
8. SHARED DISPOSITIVE POWER

3,540,223

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,794,747
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.03
12.	TYPE OF REPORTING PERSON

IN

Item 1.	(a)	Name of Issuer:

Alliance One International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

8001 Aerial Center Parkway Morrisville, North Carolina 27560

Item 2.	(a)	Name of Person Filing:

Mark W. Kehaya

	(b)	Address of Principal Business Office or, if None, Residence:

234 Fayetteville Street Mall, Sixth Floor Raleigh, North Carolina 27601-1320

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, Par Value $0.10 Per Share

	(e)	CUSIP Number:

0187721039

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.
(a) Amount Beneficially Owned:
4,794,747 shares of common stock consisting of: (1) 1,243,649 shares held directly by Mr. Kehaya over which he has sole voting and dispositive power; (2) an aggregate of 10,874 shares owned directly by Mr. Kehaya’s spouse as UTMA custodian for his children that Mr. Kehaya may be deemed to beneficially own; (3) 3,950 shares owned directly by Mr. Kehaya’s 401(k); (4) 10,875 shares subject to presently exercisable options (5) 5,490 shares owned directly by Mr. Kehaya’s spouse that he may be deemed to beneficially own; and (6) 3,519,909 shares held by various trusts of which Mr. Kehaya is a co-trustee and over which he has shared voting and dispositive power.

(b) Percent of Class:

5.03%

(c) Number of shares as to which reporting person has:

(i) Sole voting power: 1,254,524

(ii) Shared voting power: 3,540,223

(iii) Sole dispositive power: 1,254,524

(iv) Shared dispositive power: 3,540,223

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As identified in Item 4, other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the securities identified in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable. This Schedule is being filed pursuant to 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2007
(Date)

/s/ Mark W. Kehaya
(Signature)

Mark W. Kehaya
(Name/Title)